UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2014, as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2014 and Amendment No. 2 thereto filed with the SEC on April 18, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by MA Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Minerals Technologies Inc. (“Parent”), a Delaware corporation, disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on March 21, 2014, Amendment No. 1 thereto filed with the SEC on April 7, 2014, Amendment No. 2 thereto filed with the SEC on April 10, 2014, Amendment No. 3 thereto filed with the SEC on April 18, 2014 and Amendment No. 4 thereto filed with the SEC on April 28, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $45.75 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated March 21, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

1. Item 8, “Additional Information to be Furnished” is hereby amended and supplemented by inserting the following subsection at the end of such Item 8:

“Second Extension of the Offer.

“On May 2, 2014, Purchaser extended the Offer in accordance with the Merger Agreement until 9:00 A.M., New York City time, on May 9, 2014, unless further extended or terminated. The Offer was extended because the regulatory condition to the Offer was not satisfied by the previously scheduled expiration date of the Offer.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised that as of midnight, New York City time, at the end of the day on May 1, 2014, approximately 24,023,546 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 73.7 percent of the currently issued and outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 104,185 Shares, representing approximately 0.3 percent of the currently issued and outstanding Shares.

The press release announcing the extension of the Offer, issued by Minerals Technologies Inc. on May 2, 2014, is filed as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Press Release issued by MTI, dated May 2, 2014 (incorporated herein by reference to Exhibit (a)(5)(H) to Amendment No. 5 to the Schedule TO of MTI and Purchaser filed on May 2, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick President and Chief Executive Officer

May 2, 2014